Exhibit 99.6

Earnings Call 2

Infosys EARNINGS CALL 2

Q3 FY 2014 RESULTS

January10, 2014

CORPORATE PARTICIPANTS

S. D. Shibulal

Co-Founder, Member of the Board, Chief Executive Officer & Managing Director

B. G. Srinivas

President& Member of the Board

U.B. Pravin Rao

President & Member of the Board

Rajiv Bansal

Chief Financial Officer

Srikantan Moorthy

Head - Human Resource Development

N.R. Narayana Murthy

Founder and Executive Chairman of the Board

ANALYSTS

Moshe Katri

Cowen and Company

Edward Caso

Wells Fargo Securities

Rod Bourgeois

Bernstein

Joseph Foresi

Janney Montgomery Scott

Rahul Bhangare

William Blair

Keith Bachman

Bank of Montreal

Trip Chowdhry

Global Equities Research

Ravi Menon

Centrum Broking

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Sandeep Mahindroo of Infosys. Thank you. Over to you, sir.

Sandeep Mahindroo

Thanks, Inba. Hello, everyone and wish you all a very Happy New Year. I am Sandeep from the Investor Relations team in Mysore. I would like to welcome you all to our Q3 FY ‘14 earnings call. Joining us today on this call is CEO and MD – S. D. Shibulal; President – B. G. Srinivas and Pravin Rao; CFO – Rajiv Bansal along with other members of the senior management team. We will start the call with some remarks on the performance of the company for the recently concluded quarter, before opening up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything that we say, which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.I would now like to hand it over to S. D. Shibulal.

S. D. Shibulal

Thank you, Sandeep. Good morning, everyone. Let me take this opportunity to wish all of you a Happy New Year.

We had a decent Q3. As we expected, our revenues grew by 1.7% in reported terms and 1.2% in constant currency basis. Our onsite volume declined by 3.4% while offshore volume increased by 2.6%. However, overall volume increased by 0.7% since our offshore effort mix went up by 1.3%. Our operating margins expanded by 1.5% sequentially, excluding the impact of the provision of visa-related matters that were made in Q2.

We added 54 new clients. The number of million-dollar clients went up by 26. The number of million-dollar clients today stands at 495. Our growth is predominantly in non-U.S. geographies and RCL vertical.

External business environment continues to improve gradually in most business segments. Clients are becoming more confident about spending and are willing to engage more on new initiatives. At the same time they remain careful when it comes to taking large spending decisions.

Budget activity for our clients is moving on a timely basis. Overall, across verticals, we see mixed trends regarding 2014 budget. We expect the budget to be flat across all verticals together. B.G. and Pravin will elaborate on verticals and budgets subsequently.

Pricing continues to be stable. Our revenue productivity went up by 0.7% quarter-on-quarter this quarter. However, we continue to see pricing pressure on large deals and commoditized services.

Infosys Edge continued its momentum with 14 wins this quarter – 8 in Platforms and 6 in Products. We continue to invest and see traction in the strategic areas – Social, Mobile, Analytics, and Cloud. Across verticals, these technologies are opening up newer opportunities. While each of these is individually powerful, the true value of the clients is when these technologies come together to drive their business agenda. A very relevant example is TradeEdge, an insight driven sales platform that we launched in Q3, which clients are using to sense and fulfill consumer demand in the emerging markets. In this platform, we use Analytics capabilities to gain visibility across the distribution channel. We use Mobile capabilities to empower the distributors salesforce to accelerate order intake. Lastly, this platform is delivered on the Cloud to help the brands drive cost lower and accelerate rapid penetration of new markets.

During the quarter, we realigned our business portfolio to further enhance our focus on deepening client relationships, increasing market share, creating service differentiation through innovation and agility. We have appointed B. G. Srinivas and Pravin Rao as Presidents. B.G. will focus on Global Markets. Pravin will focus on Global Delivery and Service Innovation.

We are going through a transformation. We had earlier expanded the Executive Council so that the heads of the units and business functions can participate in Executive Council deliberation. As we are going through transformation, we have been exploring multiple ideas. Once the new President structure was implemented, it is appropriate to create governance sectors under their respective areas. Hence, the Executive Council was disbanded effective April 1, 2014.

Based on our performance from Q1 to Q3 and what we expect for Q4, we have increased the revenue guidance to 11.5%-12% in U.S. dollar terms.

Now, I will ask B.G. to talk about his business segments. B.G.?

B. G. Srinivas

Thank you, Shibu, and again, good morning, everyone. I will cover the following business segments - Financial Services, Manufacturing, Energy and Telco.

Firstly on Financial Services, we continue to see clients focusing on cost takeout out of operations and there is a clear direction of those savings into development of new Products and Services. In terms of focus areas, digital transformation, risk and compliance-related spending are the order of the day. There is a clear focus on modernization of infrastructure and legacy applications are influencing some of the client spending as well. Pipeline is relatively healthy and comprises a good mix of large deals as well as platform deals. We have seen a significant interest in our platform-based offerings in the last 3 quarters within the Financial Services sector. At the sector level, there is definitely pick up in deal momentum and we continue to see this as we enter the next quarter. In Insurance again, we have seen a mixed bag in terms of client IT budget outlay. While some of our clients have indicated their budgets are going to go up, and some of the spending is going to go from non-discretionary to discretionary as well. In other cases, the budgets are relatively flat, and in a few cases the clients are looking at a bit of a cut.

Switching to the Manufacturing sector, the overall business momentum remains stable. We are seeing improvement in Automotive, Commercial Aerospace and Industrial Manufacturing. There is definitely weakness in the Hi Tech sector which is putting a lot of pressure on discretionary spend in this vertical. Information Management, Analytics and Digital Consumer are some of the key things that are creating transformation in our clients business. Also, we do expect in Manufacturing vertical, the budgets to remain flat overall. Within that Hi-Tech, is seeing a decline in budget due to the impact of reduced PC sales, while in Automotive, Commercial Aerospace and Industrial Manufacturing, we are clearly seeing the budgets rise.

The Telecom industry is continuing to have challenges. The wireline telco sector is severely under pressure for top line growth. Spend levels are muted as clients continue to see revenue challenges and that is definitely keeping a check on both discretionary and non-discretionary spend. Relatively, in the wireless carriers particularly, in Europe, there are signs of investments and deal activity. Pipeline is healthy only in certain markets in the sector.

Energy sector is doing relatively well. The IT spends will be marginally up for the coming fiscal. We are also seeing activities in all three services. This sector is heavily dependent on core ERP applications especially SAP and there are further opportunities in this area of consolidation and upgrades.

I would now like to pause and hand over to Pravin Rao to cover his business portfolio. Over to you, Pravin?

U.B. Pravin Rao

Thanks B.G. Good evening

In Retail, CPG and Logistics, we are seeing increasing spend in the areas of Cloud, Infrastructure, Business Intelligence, Analytics and ERP-led transformation. We see an uptick in discretionary spend though it remains in a stop-and-start mode. The deal pipelines have improved marginally over the last 3-4 quarters. In the Life Sciences segment, we see headwinds in terms of patent cliff. This however translates into opportunity in terms of large outsourcing deals. In Resources and Utilities vertical, we see a lot of focus on cost optimization and increasing spend in the areas of Cloud, Mobility and Analytics. In addition, in global resources, we see companies focusing on simplifying their operations and improving supply chain efficiency. Budgets for the next year are down in this segment due to revenue challenges facing the clients.

In the growth markets unit comprising of Australia, China, Japan, Southeast Asia and Middle East, we see different dynamics at play in individual markets. There is focus on cost reduction and consolidation of spend in Australia. In China, clients are investing in ERP and Analytics as they look at centralizing their operations. In Japan, demand is being driven by the need to simplify IT and drive revenue generating spend. Overall, in the region, deal pipeline is decent though the ticket size is small.

In the Services sector, the new age information services companies leveraging digital are increasing spend, but the traditional print media is cutting spend. In Travel and Hospitality segment, we are seeing an uptick in spend, driven by economic stabilization and mild recovery in the U.S.

We have won more than 20 engagements in cloud and big data. Cloud is driving the IT organization towards more outcome-based SLA-oriented construct. Clients are also excited about the possibilities of contestability and open standards that would help eliminate vendor lock-in and maximize performance.

In Mobility, we have started 25 engagements in Q3 in the areas of sales force automation, device management and enterprise productivity. Clients are also looking to establish mobile app factories to cater to their mobility requirements. We see good levels of interest for managed pay-per-use model here as well.

I will now pass on to Rajiv to elaborate on the financial performance.

Rajiv Bansal

Thank you, Pravin and a very good morning to all of you. I will take you through the financial highlights.

Our third quarter revenue was $2100 mn as against $2066 mn in the previous quarter. This is a growth of 1.7% in reported currency and 1.2% in constant currency terms. Our gross margins for the quarter improved by 80 basis points to 36.1%. Operating margins for the quarter improved by 150 basis points to 25% mainly on account of initiatives to increase efficiency in our operations.

Net margin for the quarter expanded to 22.1%, which was at 20.2% last quarter, excluding the visa-related matter. EPS for the quarter was at $0.81 as against $0.70 last quarter, excluding the visa-related matter, which is a growth of 11%.

Our revenue per person improved by 2.2% sequentially both onsite and offshore while our onsite effort mix reduced by 1.3% to 29.9%.Utilization is marginally down to 76.9% for the quarter.

Our other income was higher by $36 mn in this quarter, mainly on account of forex gain of $19 mn in Q3 vis-à-vis a forex loss in the previous quarter of $14 mn. As you will recollect, last quarter, we witnessed extreme volatility in the currency markets, which resulted in a loss of US$14 mn. During the quarter, on an average rupee was at Rs.62.03 as against Rs.62.77, an appreciation of 1.2%. We have outstanding hedges of $1.049 bn as of December end.

Effective tax rate for the quarter was at 27.9%. Our cash flows from operations was at healthy 95% of profit at $439 mn. After paying dividend of $219 mn during the quarter and capex of $123 mn, our cash and cash equivalents, including available-for-sale assets and certificate of deposits are at Rs.27,440 Crores.

We have increased FY’14 revenue guidance in dollar terms to 11.5%-12%. This is based on what we achieved in the first 3 quarters and our expectations for the fourth quarter.

Lastly, I would like to reiterate that while we are seeing early results of our initiatives to increase efficiency, we continue to evaluate our business needs and make investments wherever necessary.

Before I open the floor for questions, I would like to mention that we have Murthy, our Executive Chairman with us to take questions from you. With that, we will open the floor for questions.

Moderator

Thank you very much. First question is from Moshe Katri of Cowen and Company. Please go ahead.

Moshe Katri

This is a question for Rajiv. Margins were up sequentially. Can we get the pluses and minuses in terms of what drove the margin expansion during the quarter? And then as a follow-up, maybe you could talk a bit about attrition and what are the actions that the management is planning to bring down attrition in the near-term?

Rajiv Bansal

During the quarter, we had an RPP increase of 2.2% both onsite and offshore and also an offshore mix improvement by 1.3% from 31.2% to 29.9%, which both contributed to a margin uplift of 1.8%. At the same time the rupee appreciated by 1.2%, which had a negative impact of 0.3% on the margin giving us a net impact of 1.5%. There were also benefits from efficiency in our operations that we were talking about, initiatives that we had taken in the last 2 quarters. But a lot of that money has been ploughed back in the business in terms of investments in tools, productivity and quality for enhancing the delivery effectiveness. Though the margins have expanded by 150 basis points in the quarter, we continue to make investments in our business to ensure that we secure good growth and a good future for ourselves.

Moshe Katri

On the attrition side?

Srikantan Moorthy

On the question of attrition, while in terms of the LTM numbers, the numbers are high, on an absolute basis, the numbers are dropping from Q1 to Q2. However, given the attrition numbers, we are looking at several things to curb it. We look at attrition as a function of utilization, compensation, developmental opportunities and engagement. We have taken several steps in the direction. For example, on the compensation part, we have changed the variability part for our people, so that there is much more of a component on the fixed salary that comes in. On the aspect of development, we have created avenues for people to be reskilled so that they can get into newer opportunities as we find them in the organization and as their opportunity comes through. On the engagement part, we have taken several steps to engage people on being in the organization and working together to make a difference. So, there are several steps that are being taken to curb attrition. As the utilization goes up, we expect that the attrition will come down as well.

N.R. Narayana Murthy

Moshe, how are you? It is nice to reconnect with you.

You know our business pretty well. The reality is simply that the margins in our business depend on one, of course growth, because the fixed costs get absorbed better with growth. Second, it depends on the ratio of the effort onsite and effort offshore. And third, it also depends on the role ratio, that is, how many people of a certain level we have to the people at the next level to the people at the next level, etc. As we continue to work towards better ratios in these three parameters that I talked about, we can indeed get better margins. But, if we do not do a good job, then the margins will obviously get reduced.

Moderator

Our next question is from Edward Caso of Wells Fargo Securities. Please go ahead.

Edward Caso

Rajiv, I think on the earlier call, you might have mentioned that the operating margin guidance now is sort of in the 25%-26% range subject to potential investment. That seems to be a little higher than in the past. Is that the correct interpretation here, and is it because your cost saving efforts are running ahead of schedule?

Rajiv Bansal

Our aspiration continues to have industry-leading growth and superior margins. Our aspiration has not changed. What we have seen in the last couple of quarters is that we needed to make investments in our business to get the growth. As we speak, we continue to make those investments. Our margins have improved because a lot of initiatives that we took in the last couple of quarters in terms of cost optimization, quality and productivity, delivery efficiency, sales effectiveness. The cost optimization has started yielding early results and that is the reason you are seeing margins expand. However, we have to make investments, and as and when we get an opportunity to make investments which will help us secure our future, we would do that. What I am saying is that in the medium to long-term, I see the margin stabilizing along 25%-26% and that is a position which I have been taking for the last couple of quarters.

Edward Caso

Curious, on the sales side, has the sales force in the last year or two gotten bigger, gotten smaller, what has the turnover been, what has the profile? I know you pulled a lot of people back into India and so forth. Can you just give us an update on size? How are you compensating them? Where are they located? And what initial impact are you getting?

S. D. Shibulal

Our sales force is fully onsite and they are compensated as per the market compensation. We are investing into sales. We have added sales force last year. Right now, we are looking at adding another set of people into the sales force. We want to have a pyramid sector for our sales force and that means that we will add a lot more people at the lower grade than at the upper end of the pyramid sector. This quarter you have seen some fluctuation, but that is a quarter-to-quarter fluctuation and there is no secular trend. We will continue to invest into sales force and we will continue to invest at the lower end of the pyramid so that our pyramid sector becomes healthier. The number of sales people in the market will continue to increase.

N.R. Narayana Murthy

First of all, let us make it very clear that no sales person who was efficient has been allowed to leave. Those that were not performing, some of them have left, some others are on a performance improvement program, that is #1. #2, whatever cost optimization we have done so far, is primarily in the area of marketing where there were lots of senior people sitting outside India doing jobs that could have been done at lower cost locations and therefore that is what we have done. #3, in fact, there is an initiative to enhance the number of people that are in the market doing selling. As Shibu pointed out, our desire is to add a considerable number of people at the lower end of the pyramid. Today it is a diamond structure. We have too many senior people and very few junior people beating the pavement in the market. We are bringing a change in that so that these senior people are indeed helped by the junior people who will beat the pavement. That is the story about the sales people.

Moderator

Our next question is from Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

I have a strategic question for Chairman Murthy and it is also great to have you back on these conference calls. It appears Infosys has been moving towards reducing its onshore cost structure to some extent and also moving to derive more growth from application outsourcing, its traditional core business. My question is whether these types of moves run the risk in the long-run of Infosys losing some ground competitively in terms of its onshore relationships with clients or potentially hurting your ability to be a leader on consulting deals? Are those long run risks of the strategic moves that are being made today?

N.R. Narayana Murthy

Not really. Today we have an onsite effort to offshore effort of 29.9%-70.1%. We believe that we need to have people onsite who are in close touch with customers, people who bring value to the customer in terms of customer-heavy interactions like requirement definitions, presentation to the customer and then discussions on architecture etc. I think just having people who do programming sitting onsite, that is not a very smart thing. Therefore our effort will be to hire as many people as required at customer site, people who will add value to the customer, people who will add value to the organization, while ensuring that all activities that can be done from lower cost locations, are indeed done at lower cost locations. That is what the Global Delivery Model is all about. That is what we have been doing for a long time. That has changed slightly. But we will ensure that the organization’s future is robust and we do not lose contact with our customers. But at the same time, we will bring better and better value both to the customer and to the organization.

Rod Bourgeois

So does that imply that your assessment is Infosys and your main competitors, the other top Indian firms, does it imply that you feel they have more headcount onshore today than what is necessary to sufficiently serve the clients?

N.R. Narayana Murthy

I think you are in a better position to make that comment than me. All that I can say is what we at Infosys want to do. But I cannot comment on what our competitors are doing.

Rod Bourgeois

But from an Infosys standpoint, you feel like you can serve clients onshore with fewer people, such as doing programming work onshore?

N.R. Narayana Murthy

Activities like programming, detailed technical designs, long-term warranty are activities that can be done very effectively from lower cost locations. On the other hand, those activities that have customer-heavy interactions, they have to be necessarily done onsite. That is what Global Delivery Model is all about and that is what we intend doing. B.G. wants to add something.

B. G. Srinivas

I also want to bring this in respect to the various services we offer and that there is a distinction to be made. For example, our Consulting-led business will continue to be focused and we are driving efficiencies even in those service lines. In the traditional Business IT operations, the offshore ratios can be significantly increased. Hence we need to make a decision when we talk about service-line specific ratios, both in terms of offshore-onsite ratios and role ratios. At an organization level, we will continue to support our clients on transformation initiatives, in helping them optimize business processes and the third element of our business, which is a Products, Platform, IP-led business will continue to stay focused. At a strategic level, there is no change in directions as far as Infosys 3.0 is concerned. But we are making decisions in each of the service lines to drive and optimize efficiencies and making sure that we stay relevant to our clients business both with respect to the local capability and capacity we need and making sure that rest of it can be delivered in different Centers of Excellence around the world.

Moderator

The next question is from Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

My first question here is also a strategy question. I believe when Infosys 3.0 was rolled out, part of the point of the change in business strategy was to move away from some of the commoditized work. Now, we see a new strategy out there where it seems like Infosys is getting back to its fundamentals. Could you help us reconcile what Infy 3.0 was? How your new strategy is different? What was working and what was not that you are changing?

S. D. Shibulal

First and foremost, Infosys 3.0 was all about increasing client relevance, and under that umbrella we had broadly categorized 3 offerings – Consulting and Systems Integration, Business and IT Operations, Products and Platforms. There was never ever any intention of not growing any one of these offerings. We were very clear that we will have to grow all the three offerings to achieve our goal of the industry-leading growth. Some of them, for example, the Products and Platforms would be on a lower base, which means that it will grow faster than our average. That is the strategy behind Infosys 3.0. If you look at the performance, our Consulting & Systems Integration business which is a transformational business, which is high revenue productivity has gone to 33.4% as of this quarter. If you look at the Business and IT Operations business, we have been very focused on winning large outsourcing deals. Business and IT Operations give us app 60% of our revenue. For us to achieve industry-leading growth there is absolutely no way we can do it without winning large outsourcing deals in Business and IT Operations. By creating that offering, what we were trying to do was to increase our ability to compete in the market, create better multi-tower solutions which are more relevant to our clients, which will bring in much more value to our clients and to be price competitive in the market. If you look at our performance in that space, performance has improved continuously. This quarter we have closed about $500 mn of TCV in that space. Last 2 quarters, we have closed about $1.5 bn TCV in that space. Please remember, large outsourcing deals are multi-year deals. They take about 5 years to 7 years to realize the revenue. This year the revenue realized is in usually about 8% of the total deal closure of the year and next year onwards about 20%. That is the pattern which we have seen. So as I said, we are very focused on winning large outsourcing deals in the Business and IT Operations space. Lastly, on the Products and Platforms space, it is about creating intellectual property, and either providing it to the client as a cloud-based offering or on a license-based offering. This quarter, we have 14 new wins in the Products and Platforms space, 8 for Platforms and 6 for Products licenses. For example, this quarter we launched TradeEdge, which I talked about. So, we will continue to focus on all the 3 offerings. We are very clear that for us to create industry-leading growth, we have to win in all of them. One is about transformational capability and helping our clients grow and transform their business. The second one is about operational capability. It is about reducing total cost of ownership, making sure that we win large outsourcing deals annuity-based. The third one is about Products and Platforms, which is all about intellectual property-based offerings and which will convert our client fixed costs to variable costs.

N.R. Narayana Murthy

As Shibu said, there is nothing wrong with the strategy. Any company that aspires to be the industry’s leading player has to have all the three components. But somehow, we didn’t do a good job in enhancing the contribution from large BITS projects. That is where we have Prasad, who will be leading SGS to ensure that he adds considerable value to all our other segment heads. The reality is that we must have much higher contribution from the strategic global sourcing initiatives. With Prasad taking that over and working with various segment heads - Sanjay, Mohit, Sandeep, Rajesh, Manish, Ravi and others, we believe that we will be in a position to focus much more on contribution from BITS too.

Joseph Foresi

So, it sounds like you are getting back to the basics at Infosys. Is that correct, and are you still maintaining the 3.0 strategy?

N.R. Narayana Murthy

The entire Indian software industry was founded on the principle of the Global Delivery Model and Global Delivery Model was founded on the principle of globalization which is all about sourcing capital from where it is cheapest, sourcing talent where it is best available, producing where it is most cost-effective and selling where the markets are without being constrained by national boundaries. That is what globalization is about, that is what Global Delivery Model is about and that is how you make this a better world. Yes, I agree with you. I think getting back to basics is extremely important without losing focus on modern trends, without losing focus on new opportunities, that is what the company is doing.

Joseph Foresi

Just a last question from me though, sticking with that train of thought. So, I guess the basics brings back into question the amount of commoditization that is taking place, because the whole idea behind Infosys 3.0 is to get away from the commoditized business. By getting back to basics, do you not run the risk of running into more and more commoditization or how do you mitigate that factor when you return to the basics?

N.R. Narayana Murthy

I think that is a good question. When Shibu was speaking, he spoke about our forays into transformational projects which contributed somewhere around 33.4%. So, (PPS) Products, Platforms and Solutions is still in its infancy. Along with Finacle, it adds approximately about 5%. Therefore, the reality is that about 60% of our revenue has to come from large Business IT Services kind of projects. Now, here you are right. The reality is that the success in this is conditioned by the adage “the market determines the price, the company determines the cost”. Therefore, we have started several initiatives on improving the software delivery effectiveness of this company. They are still work in progress. As we move forward, as we see completion of some of these, as we see visible impact from some of these, I am sure you will realize that some of these initiatives are indeed in play. At this point in time, we cannot comment on some of those because they are still work in progress.

Moderator

The next question is from Rahul Bhangare from William Blair. Please go ahead.

Rahul Bhangare

I was wondering if you could just discuss a bit about what drove some of the sequential weakness in North America. Was it just seasonal or something else that you could point to? And then conversely, what is driving some of the strength in Europe?

S. D. Shibulal

There is nothing secular about it, this is just a quarter-to-quarter variation. This quarter, Europe grew much faster than US but I do not see anything secular.

Rahul Bhangare

You mentioned in the past that the large deals you have been signing have been price-sensitive. Can you give us a better sense for the margin profile of these engagements you won over the last 12 months or so relative to corporate margin?

S. D. Shibulal

First and foremost, I should tell you that pricing is stable for us at this point in time. Revenue productivity went up by 0.7% this quarter. The large outsourcing deals are price sensitive. As Mr. Murthy said, these are deals where market determines the price and we need to determine the cost. We are actively looking at various initiatives which will make sure that our cost is managed on these large outsourcing deals. At the same time, I also believe that it is about solutions. If we actually create a solution which is absolutely relevant to the client, which is the best in the industry, which gives the client the highest level of confidence and put a team in front of them, which they believe will deliver that solution in the most effective manner, I still believe that there is pricing power even on these deals. Then the other piece is we also have to look at the lifetime profitability of the deals. These are deals, especially the large outsourcing deals are the ones where we will have to invest in the beginning on transition and maybe some other investments. But, we also need to look at the profitability from the life of the deal. When we look at these deals, the first and foremost thing for us to do is to create the best solution for which we can demand a premium. Second is to take a look at the lifetime profitability of the deal and see how after different stage of the deal, once the deal becomes stable, how can we drive efficiency and productivity through which we can achieve our margin.

Moderator

Thank you. The next question is from Keith Bachman of Bank of Montreal. Please go ahead.

Keith Bachman

I would like to revisit a subject that has been asked earlier, but ask it in a different way and that is, how would you respond to the comment that you are sacrificing growth both near-term and longer-term for profits? If I think about your sequential improvement in operating profit, it is fairly impressive. Yet your growth in the quarter I think is going to be below other leaders such as TCS and Cognizant. Even if I assume that your growth implied for the next quarter, it seems like fairly weak growth. In addition, as mentioned previously, you are moving some of your labor from onsite to offshore, and yet as we reflect on what the opportunities are for the next wave of opportunities, Cognizant calls them the SMAC stack that would seem to go contrary to that trend because it would seem that winning those deals would require more onsite capabilities and expertise in the higher end consulting areas. So, the bottom line on the question is when would you expect to emulate other industry-leading growth companies or would you expect to be below the growth levels of these other companies, as you call it, going back to basics, which seems to be more commodity type of work?

S. D. Shibulal

I think we want to be very clear. First and foremost, our aspiration is of industry-leading growth and industry-leading profitability. We have done it many times in the past. We still get a premium over many of our peers when we go in front of the client. That is one part of the answer. The second piece is even last quarter when I talked about Q3 and Q4, I had said that usually Q3 and Q4 are soft quarters for us, especially Q3, because of the holidays and furloughs. If you look at our guidance because we had said it is a soft quarter, I believe that we have seen decent performance in Q3. Going forward, our objective would be to make sure that we achieve industry-leading growth, at the same time through the initiative which we are doing internally, we drive operational efficiency, we drive cost optimization, we drive more offshore and achieve our margins. We have done this in the past. We clearly believe that we can do it in the future. That is where we are.

N.R. Narayana Murthy

Let us look at some data points here. Last year we grew by 5.8%. This year, we have said that we expect to grow between 11.5%-12%. That means we will be doubling the growth rate. That I think is pretty good. Though by absolute number, we would certainly like it to be even higher. Second, as B.G. pointed out, there are areas where 100% of the effort is delivered onsite. For example, our Consulting Services, Lodestone, etc., 100% of the Consulting service part is delivered onsite, because we believe that is required. On the other hand, there are areas where we may need anywhere from 35% to 45% of effort being delivered onsite like in some of the IMS deals, etc. There we are quite flexible. However, in areas like this where an ideal ratio could be between 15-85 or 20-80, I think our aspiration is to move towards creating a very efficient Global Delivery Model so that we have growth and we have margins.

B. G. Srinivas

I just want to clarify going back to basics would not mean that we will drop the ball on Consulting-led Services nor PPS. All the three service lines will continue to be the focus areas. We are making an increased effort to win large deals, drive automation, drive efficiencies, so that our ability to win large deals in the core business is enhanced. It does not mean that we will not focus our energies on Consulting-led business and transformation business at all.

N.R. Narayana Murthy

But also why do you people not look at the data on the contribution of the so called Consulting led businesses to Infosys, total revenue and that of other players? And you will notice that that is a much higher percentage for Infosys than our competitors. So, there is no truth in the assertion that we are moving away from those. That is something I want you people to look at it.

S. D. Shibulal

Actually, just to continue on what Murthy said and give you the numbers, I believe the industry average for Consulting and Systems Integration is approximately around 20%, where we are at 33.4%.

Keith Bachman

If I could just ask a follow-up then, A) how are you thinking about your growth relative to the industry in calendar year ‘14? What are your targets? What are your objectives relative to the industry? If you do not want to give specifics; then B), how are you thinking about the immigration bills versus your move to transition more work offshore versus onsite?

S. D. Shibulal

As I said, our aspiration will be to have industry-leading growth. But I just want to go back to what Murthy said. Last year we grew by 5.8% and this year our guidance in constant currency terms is 12.4%-12.9%, which is more than double last year’s growth rate. Again, as Murthy said, I think we still aspire for more. Next year, I talked about the aspiration, but at the same time it will be too early for us to discuss any specific numbers.

N.R. Narayana Murthy

I think we will let you know on April 10.

S. D. Shibulal

On April 10 we will have the numbers.

Keith Bachman

Yes, I was not looking for specifics, just relative to the industry, particularly against Cognizant and TCS if you would aspire to be at relatively consistent growth rates to whatever those companies demonstrate for calendar year ‘14, or is that too high of a target?

N.R. Narayana Murthy

At this stage we cannot comment. We will certainly talk about it on April 10.

Keith Bachman

And then perhaps just finishing off on the Immigration Bill, then I will cede the floor.

S. D. Shibulal

On the Immigration Bill, we have not seen any change in status from the beginning of the quarter to as of today. We watch it very closely. There are clauses in the Immigration Bill, which could impact our business, which we have acknowledged in the past. But as we know Immigration Bill is a very complex process. You have to have two bills passed – one in Senate, one in the House, and then it has to go through the conference committee. So, we do not know when and what date it will get signed. We watch it closely and as and when we need to react we will come up with plans to react to it.

N.R. Narayana Murthy

I personally believe that no company should stake its future on the Immigration Bill of any country. Therefore, there are several initiatives which are still work in progress. Therefore, we are not in a position to comment on it. That will ensure that this company will continue to be an important player in the global IT Services market, no matter what happens to the Immigration Bill. That is our aspiration and that is what we will certainly do.

Moderator

Thank you. The next question is from Trip Chowdhry of Global Equities Research. Please go ahead.

Trip Chowdhry

A couple of questions. There is a lot of emphasis on Cloud and Big Data, software as a service, and definitely that comes at the cost of traditional players. When I look at your spread sheet you sent out, we were under the impression like if the business is gravitating towards the newer ITs, the old IT business from SAP and Oracle should suffer, but we are not seeing any weakness in your package implementations. What is the reason for that?

S. D. Shibulal

I want to just go back few years and then try to give an analogy. When we started on the journey of package implementation in 1999 and then expanded to Consulting and Systems Integration, over the years, one could tend to believe that it would have eaten into the BITS business. Actually, in fact, it is true, it did cannibalize part of the business because once customers started implementing new packages – SAP or Oracle or any other package, they stopped building those applications. But they still continue to build applications, which are very unique to them. Now, there is a third option where actually clients can get Software-as-a-Service or a Platform-as-a-Service so that they do not have to build or buy the package, but this will be a gradual shift. As organizations, we have to be relevant to our clients; we want to be in the forefront of the revolutions which the clients are looking for. While on one end, over a period of time it cannibalizes part of the work available, not our revenue, work available in other parts of the industry, it will create its own opportunities. What we are trying to do is to make sure that we are working with our clients, we are leveraging the new opportunities which are coming along. At the same time because of our capability and capacity available in other parts of the business, we continue to win very large opportunities in both – in Business and IT Operations and in Business Transformation work.

Trip Chowdhry

Now, in the mobile space, I think it was 3 years, 4 years back, you had a very interesting initiative, I think it was called Flypp, and I think it was an app store that companies like Dell and other guys were in telco space, white-boxing it. What is the status of that and do you think that is a sustainable strategy moving forward?

S. D. Shibulal

Those kinds of initiatives eventually merged into PPS and today PPS has 7 platforms and 7 products in the market. One of them, the Flypp intellectual property got merged into. For example if you look at Airtel Money that is a slight variation of the Flypp intellectual property. Finally that property ended up in Products and Platforms. Today, they have consolidated that into seven products and seven platforms.

Moderator

Thank you. The next question is from Ravi Menon of Centrum Broking. Please go ahead.

Ravi Menon

Shibu, as you are changing your strategies and are focusing on the basics and winning large deals, how do you think you need to change your employee profile? What sort of talent are you lacking right now or what sort of reorg or rather I would say how would you need to restructure your workforce?

N.R. Narayana Murthy

First thing, this is the first Indian company that realized the importance of Education & Research in creating a robust future for the company. Therefore I think we believe that recruiting smart people, providing them good training both in terms of classroom training and in terms of on-the-job training. Then giving them an opportunity to grow in the job, and creating a very robust pyramid is the way to go. That is exactly what we will do.

Ravi Menon

But,do you think that your existing employee profile is sufficient to cater to your large deals, is there any specific skill set or skill sets that you think you need to complete, get through lateral recruitment or through internal new training program?

N.R. Narayana Murthy

We believe that we have a cadre of well-trained professionals that can fully discharge our obligations to our customers as we seek higher and higher growth rate. I do not think that will be an issue as far as this company is concerned.

Moderator

Ladies and gentlemen, that was the last question. I now hand the floor back to Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on the call. We look forward to talking to you again. Thank you and have a good day.

Moderator

Thank you. Ladies and gentlemen, on behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.